8/13


03029238

82- SUBMISSIONS FACING SHEET


Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Funai Electric Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5078 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/13/03

(Translation)

Press Release FUNAI

March 31, 2003

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor / Public
Relations Department
(Tel: 072-870-4395)

Notice of Change of Officers upon Organizational Reform

Notice is hereby given that Funai Electric Co., Ltd. (the "Company") has determined to make changes of its corporate organization and officers, as described below:

Description

(Organizational reform)

A Corporate Planning Division, a unit specializing in company-wide business development, will newly be established to speed up realizing medium-term business plans.

(Personnel change)

New position	Name	Previous position
General Manager of Corporate Planning Division	Director Akitaka Inoue	Director and General Manager of Administration Division
General Manager of Administration Division	Executive Officer Toshihiko Morita	Director and General Manager of Accounting Department, Funai Electric (HK) Ltd.

(Effective date)

Effective as of April 1, 2003.

- END -

(Translation)

Press Release **FUNAI**

April 17, 2003

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(TEL: 072 - 870 - 4304)

Adjustment to the Forecast of Operating Results for the Business Year Ended March 31, 2003 and Valuation Losses of Investment Securities

Notice is hereby given that the forecast of operating results of FUNAI ELECTRIC CO., LTD. (the "Company") for the business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) is adjusted and that the Company reports valuation losses of investment securities owned by the Company, as described below:

Description

1. Adjustment to the forecast of operating results:

Adjustment to the forecast of operating results for the business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003) as given at the time of publication of its interim financial statements on November 12, 2002, is made as described below:

(1) Adjustment to the forecast of operating results for the business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)

Consolidated operating results

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	318,000	29,300	28,400	20,300
Adjusted forecast (B)	331,000	35,100	34,000	19,400
Amount of increase or decrease (B-A)	13,000	5,800	5,600	(-) 900
Rate of increase or decrease	4.1%	19.8%	19.7%	(-) 4.4%
(For reference) Previous results (for the business year ended March 31, 2002)	236,796	19,858	22,728	11,231

Non-consolidated operating results

(million yen)

	Net Sales	Operating Income	Ordinary Income	Net Income
Previous forecast (A)	261,200	13,700	12,100	5,500
Adjusted forecast (B)	280,000	16,800	15,200	2,900
Amount of increase or decrease (B-A)	18,800	3,100	3,100	(-) 2,600
Rate of increase or decrease	7.2%	22.6%	25.6%	(-) 47.3%
(For reference) Previous results (for the business year ended March 31, 2002)	232,643	8,545	10,004	588

2. Reasons for the adjustment:

Consolidated operating results

Concern over the growing tension in Iraq and its impact on the global economy as well as the global stock market slowdown shrouded economic conditions. Although these two factors affected financial forecasts on a consolidated basis, the Company was able to overcome the unfavorable market conditions. Specifically, the Company saw a significant growth in revenues of DVD players and other related digital products as orders from major distributors in the United States jumped considerably (the United States is the Company's main market). As a result, net sales, operating income and ordinary income for the full business year are expected to surpass previously reported forecasts. Regrettably, these results are not mirrored in net income forecasts for the full business year because the Company will book valuation losses of investment securities as special losses.

Non-consolidated operating results

Similar to the aforementioned consolidated figures, net sales, operating income and ordinary income are anticipated to surpass projections on a non-consolidated basis. Again, the Company does however anticipate lower than projected figures for net income due to the accounting for valuation losses of investment securities as special losses.

In summary, the Company will upwardly revise projections for net sales, operating income and ordinary income on both a consolidated and non-consolidated basis. In addition, the Company will downwardly revise projections for net income on both a consolidated and non-consolidated basis.

2. Accounting for valuation losses of investment securities:

As a result of the disposition of losses with regard to the investment securities owned by the Company as of March 31, 2003, the Company reports valuation losses of investment securities, as described below:

Of the valuation losses of ¥7,503 million, ¥6,544 million has resulted from the disposition of losses of shares of ITX Corporation.

Total valuation losses of investment securities as of March 31, 2003:

(million yen)

	Amount	Percentage of the losses to operating results (%)
Total valuation losses of investment securities as of March 31, 2003.	7,503	-
Net assets as of March 31, 2002	82,613	9.1
Ordinary income for the year ended March 31, 2002	10,004	75.0
Net income for the year ended March 31, 2002	588	1,274.1

- END -

FILE NO. 82-5078

(Translation)

Press Release **FUNAI**

May 14, 2003

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of Administration
(Tel: 072-870-4304)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 14, 2003, resolved that the Company would submit a proposition for the acquisition by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan to the 51st Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

   To allow management to carry out capital policies with agility in response to changing business situations, the Company desires to acquire its own shares within the following limit whenever the necessity arises.

2. Details of the acquisition:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: (Not exceeding) 900,000 shares
(Ratio thereof to the total number of issued shares: 2.5%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥10,000,000,000

(Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Acquisition by the Company of its Own Shares" at the 51st Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003 and place the limit on the acquisition by the Company of its own shares for the period after the approval of the proposition to the close of the next Ordinary General Meeting of Shareholders.

- END -

(Translation)

Press Release **FUNAI**

May 14, 2003

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(Tel: 072-870-4304)

Notice of Stock Option Plan by the Method of New Share Subscription Rights

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Board of Directors held on May 14, 2003, resolved that the Company would submit a proposition for the approval of the issuance of new share subscription rights as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan to the 51st Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003, as described below:

Description

1. Reason for issuing new share subscription rights to parties other than shareholders on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors and employees of the Company and its subsidiaries to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, as well as to raise consciousness of the advisors, external consultants and researchers of the Company and its subsidiaries to participate in management, thus to increase their contribution to higher performances, whereby improving the business performance of the Company and enhancing its enterprise value.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Directors and employees of the Company and its subsidiaries ("Group members"), advisors of the Company and its subsidiaries (who have entered into advisory contracts with the Company or its subsidiaries) and external consultants and researchers of the Company and its subsidiaries.

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding 400,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that the Company enters into a merger or consolidation with another company and the new share subscription rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the number of shares as considered necessary.

(3) Total number of new share subscription rights to be issued:

Not exceeding 4,000 rights.

Number of shares to be issued or transferred for each new share subscription right: 100 shares. Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

The amount to be paid in upon exercise of a new share subscription right shall be an amount obtained by multiplying the paid-in amount per share to be issued or transferred upon the exercise of each new share subscription right (the "Paid-in Amount") by the number of shares to be issued or transferred for each new share subscription right.

The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular transactions) of the Company's shares on Osaka Securities Exchange Co., Ltd. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the new share subscription right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of new share subscription rights) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of shares issued and outstanding of the Company after deducting the number of shares of treasury stock of the Company and in the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Current market price before the issuance of new shares" shall be read "Current market price before the disposal".

In addition, in the event that the Company enters into a merger or consolidation with another company and the new share subscription rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the exercise price as considered necessary.

(6) Period for exercising new share subscription rights:

August 1, 2005 through July 31, 2012.

(7) Terms and conditions of the exercise of new share subscription rights:

(i) If any Group member who has been granted new share subscription rights ceases to be a director, statutory auditor or employee of the Company or its subsidiaries or an advisor under an advisory contract entered into with the Company or its subsidiaries, such Group member shall not be entitled to exercise the new share subscription rights.

(ii) If any advisor who has been granted new share subscription rights ceases to be an advisor under an advisory contract entered into with the Company or its subsidiaries, such advisor shall not be entitled to exercise the new share subscription rights.

(iii) If any external consultant or researcher who has been granted new share subscription rights ceases to be an external consultant or researcher under a contract entered into with the Company or its subsidiaries, such consultant or researcher shall not be entitled to exercise the new share subscription rights.

(iv) If any grantee of new share subscription rights dies, an heir to the grantee may inherit his/her new share subscription rights, subject to the terms and conditions to be stipulated in a contract set forth in item (v) below.

(v) Any other detailed terms and conditions shall be governed by a contract to be entered into between the Company and the relevant grantee of the new share subscription rights in accordance with the resolutions to be adopted at the 51st Ordinary General Meeting of Shareholders of the Company and a meeting of the Board of Directors for the issuance of the new share subscription rights.

(8) Events and conditions to cancel new share subscription rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the new share subscription rights may be cancelled without consideration unless the surviving company or the 100% parent company of the Company assumes the obligations related to the new share subscription rights.

(ii) In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights due to any of the terms and conditions mentioned in paragraph (7) above occurring prior to the exercise thereof, the Company may cancel his/her new share subscription rights without consideration.

(9) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(Note) The details described above shall be subject to the approval and adoption of the "Proposition on the Issuance of New Share Subscription Rights to Parties Other than Shareholders on Specifically Favorable Conditions" at the 51st Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2003.

- END -

03 AUG 13 AM 7:21

FILE NO. 82-5078

(Translation)

Press Release **FUNAI**

May 23, 2003

Dear Sirs:

FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and
Representative Director

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Toshihiko Morita
General Manager of
Administration
(Tel: 072-870-4304)

Notice of Purchase by the Company of its Own Shares on the Market and Completion thereof

Notice is hereby given that Funai Electric Co., Ltd. (the "Company") purchased its own shares on the market for the purpose of the acquisition of its own shares pursuant to Article 210 of the Commercial Code of Japan, as described below and that consequently, the purchase of its own shares pursuant to the resolution adopted at the Ordinary General Meeting of Shareholders held on June 26, 2002 was completed:

Description

1. Purchase period: From May 22, 2003 through May 23, 2003
2. Number of shares purchased: 64,500 shares
3. Aggregate purchase prices: ¥751,886,000
4. Method of purchase: Purchase on the Osaka Securities Exchange

[For reference]

1. Particulars of the resolution adopted at the Ordinary General Meeting of Shareholders held on June 26, 2002:

- Class of shares to be acquired: Shares of common stock of the Company
- Total number of shares to be acquired: (Not exceeding) 800,000 shares
- Aggregate acquisition prices of shares to be acquired: (Not exceeding) ¥10,000,000,000

2. Accumulated number of the Company's own shares purchased up to May 23, 2003:

- Number of shares purchased: 765,800 shares
- Aggregate purchase prices: ¥9,999,991,000

- END -

FILE NO. 82-5078

(Excerpt translation)

THE 51ST
REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2003

(from April 1, 2002 to March 31, 2003)

FUNAI ELECTRIC CO., LTD.

May 14, 2003
FUNAI ELECTRIC CO., LTD. [Outline]

OUTLINE OF THE SETTLEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2003

May 14, 2003
Resolved at the meeting of the Board of Directors

1. Consolidated operating results:

	Business year ended March 31, 2003 (From April 1, 2002 to March 31, 2003		Business year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)		Rate of increase or decrease
Net sales	¥331,463 million	100.0%	¥236,796 million	100.0%	40.0%
Operating income	¥35,121 million	10.6%	¥19,858 million	8.4%	76.9%
Ordinary income	¥33,861 million	10.2%	¥22,728 million	9.6%	49.0%
Net income	¥19,296 million	5.8%	¥11,231 million	4.7%	71.8%
Net income per share	¥540.59		¥312.38		

(Note) The Company has 12 consolidated subsidiaries and two equity method companies.

2. Non-consolidated operating results:

	Business year ended March 31, 2003 (From April 1, 2002 to March 31, 2003)		Business year ended March 31, 2002 (From April 1, 2001 to March 31, 2002)		Rate of increase or decrease
Net sales	¥280,435 million	100.0%	¥232,643 million	100.0%	20.5%
Operating income	¥16,854 million	6.0%	¥8,545 million	3.7%	97.2%
Ordinary income	¥15,214 million	5.4%	¥10,004 million	4.3%	52.1%
Net income	¥2,946 million	1.1%	¥588 million	0.3%	400.3%
Net income per share	¥81.02		¥16.38		

May 14, 2003

BRIEF ANNOUNCEMENT OF CONSOLIDATED SETTLEMENT OF ACCOUNTS FOR THE BUSINESS YEAR ENDED MARCH 31, 2003

Name of listed company:	FUNAI ELECTRIC CO., LTD.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	6839 (URL http://www.funai.co.jp)
Location of head office:	Osaka
Representative:	Tetsuo Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304
Date of meeting of the Board of Directors concerning settlement of accounts:	May 14, 2003
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Operating results for the business year ended March 31, 2003 (April 1, 2002 through March 31, 2003):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Business year ended March 31, 2003	Business year ended March 31, 2002
Net sales	¥331,463 million 40.0%	¥236,796 million -%
Operating income	¥35,121 million 76.9%	¥19,858 million -%
Ordinary income	¥33,861 million 49.0%	¥22,728 million -%
Net income	¥19,296 million 71.8%	¥11,231 million -%
Net income per share	¥540.59	¥312.38
Fully diluted earnings per share	¥538.65	¥312.12
Percentage of net income to stockholders' equity	15.2%	9.6%
Percentage of ordinary income to total capital	17.5%	12.9%
Percentage of ordinary income to net sales	10.2%	9.6%

(Notes)

	Business year ended March 31, 2003	Business year ended March 31, 2002
1) Gain on equity method investments:	(-) ¥178 million	¥25 million
2) Average number of shares during the business year (consolidated):	35,576,838 shares	35,955,708 shares

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, ordinary income and net income indicate the rates of increase or decrease from the previous business year. For the business year ended March 31, 2002, as a result of a change in the Company's financial period of the business year ended March 31, 2001, the business year was 9.5 months and no comparison with the previous business year was made.

(2) Consolidated financial condition:

	Business year ended March 31, 2003	Business year ended March 31, 2002
Total assets	¥196,865 million	¥190,248 million
Stockholders' equity	¥128,648 million	¥124,474 million
Ratio of stockholders' equity	65.3%	65.4%
Stockholders' equity per share	¥3,644.70	¥3,460.44
(Note) Number of shares outstanding at the end of the year (consolidated):	35,297,410 shares	35,970,741 shares

(3) State of consolidated cash flows:

	Business year ended March 31, 2003	Business year ended March 31, 2002
Cash flows from operating activities	¥37,945 million	¥26,182 million
Cash flows from investing activities	(¥10,530 million)	¥8,351 million
Cash flows from financing activities	(¥14,233 million)	(¥6,987 million)
Cash and cash equivalents at the end of year	¥91,998 million	¥83,468 million

(4) Matters relating to the consolidation scope and application of the equity method:

Number of consolidated subsidiaries:	12
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	2

(5) Situation of changes in the consolidation scope and application of the equity method:

Consolidated subsidiaries (inclusion):	0
Consolidated subsidiaries (exclusion):	4
Companies subject to equity method (inclusion):	0
Companies subject to equity method (exclusion):	0

2. Forecast of consolidated operating results for the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

	Six-month period	Full-year period
Net sales	¥162,100 million	¥361,500 million
Ordinary income	¥18,000 million	¥33,000 million
Net income	¥12,300 million	¥22,800 million

(Reference) Forecast of net income per share (full-year period): ¥644.13

As for the prerequisites for the above forecast and other matters relating thereto, please refer to pages 11 and 12 hereof.

(1) STATE OF CORPORATE GROUP

The Group, which comprises the Company (Funai Electric Co., Ltd.) and its 27 affiliated companies (23 subsidiaries and 4 related companies), engages in the manufacture and sale of various electric appliances as a principal business, as well as other businesses pertaining thereto.

The following are its main products:

Audiovisual equipment:	VCRs, combination TV/VCRs, television sets and DVD players
Information and communication equipment:	Printers, facsimile machines and Internet information terminal units

Upon the close of the business year ended March 31, 2002, the Group withdrew from the market of air-conditioning equipment and other electric equipment.

The contents of business of the Company and its major affiliated companies and their positioning in such business are as described below:

Contents of business	Main companies
Manufacture of audiovisual equipment, information and communication equipment and electronic equipment	The Company Chugoku Funai Electric Co., Ltd. Funai Electric (HK) Ltd. H.F.T. Industrial Ltd. Funai Electric (Malaysia) Sdn.Bhd. Highsonic Industrial Ltd. PT. Display Devices Indonesia
Sale of audiovisual equipment, information and communication equipment and electronic equipment	The Company Funai Sales Co., Ltd. Funai Corporation, Inc. Funai Electric Trading (Europe) GmbH Funai Asia Pte Ltd.
Others	
• Manufacture and sale of electronic equipment related to receivers, etc.	DX ANTENNA Co., Ltd.
• Development, manufacture and sale of miniature motors	Daisho Electronics Co., Ltd. Daisho Electronics (Thailand) Co., Ltd.
• After-sales service of electric appliances, etc.	Funai Service Co., Ltd. and 13 other companies

The following is a chart of the aforementioned business of the Group:



Customers
(Domestic sales companies)
Consolidated subsidiary (1 company)
Funai Sales Co., Ltd.
(Overseas sales companies)
Consolidated subsidiaries (3 companies)
Funai Corporation, Inc.
Funai Electric Trading (Europe) GmbH.
Funai Asia Pte Ltd.
The Company
(Domestic manufacturing company)
Consolidated subsidiary (1 company)
Chugoku Funai Electric Co., Ltd.
(Overseas manufacturing companies)
Consolidated subsidiaries (2 companies)
Funai Electric (HK) Ltd.
Funai Electric (Malaysia) Sdn. Bhd.
(Other affiliated companies)
Consolidated subsidiaries (4 companies)
DX ANTENNA Co., Ltd. and 3 other companies
Non-consolidated subsidiaries (11 companies)
F.G.S. Co., Ltd. and 10 other companies
Affiliated companies (2 companies)
BW-Highsonic Industrial Limited and one other company
Consolidated subsidiary (1 company)
H.F.T. Industrial Ltd.
Affiliated companies subject to the equity method (2 companies)
Highsonic Industrial Ltd.
PT. Display Devices Indonesia
(Legend)
Supply of products
Supply of parts

(2) BUSINESS POLICY

1. Fundamental management policy

Consistent with its corporate principles of "Supply Better Products", "Gain Unshaken Confidence" and "Attain More Fruitful Mutual Prosperity", the Company pursues business activities based on the fundamental policy of establishing steadfast confidence and allowing all of the people related with the Company to prosper mutually by establishing the most efficient development, manufacturing and marketing systems and ensuring stable supplies of high-quality and reasonably-priced products to the world market.

2. Fundamental dividend policy

The Company recognizes the paying out of earnings to its shareholders as one of the most important challenges to management and attaches basic importance to strengthening its operating base and maintaining a constant payment of dividends.

However, our electronics industry is affected by intensifying competition in and outside of Japan, fluctuating foreign exchange and rapid changes in the world economic situations. Hence, the Company, while taking into consideration these situations comprehensively, intends to maintain a constant and flexible payment of dividends. In accordance with such policy, management plans to pay a dividend of ¥20.00 per share for the business year under review, an increase of ¥10.00 per share from the previous business year.

With regard to retained earnings, the Company intends to apply them as funds for securing constant distribution of profit to the shareholders in the future and middle- and long-term business development to further improve its corporate strength.

The Company, at its 50th Ordinary General Meeting of Shareholders held on June 26, 2002, determined to acquire its own shares of common stock, not exceeding 800,000 shares, for the aggregate acquisition prices of not exceeding ¥10,000 million to improve capital efficiencies in response to changing operating conditions and increase shareholder value through reducing the number of issued shares. Accordingly, as of September 30, 2002, the Company had purchased 701,300 shares of common stock for the aggregate acquisition prices of ¥9,248,105,000.

3. Philosophy and policy on reduction in investment unit prices

The Company recognizes that the reduction in investment unit prices will be effective to expand the base of individual investors and help develop the active equity market.

The Company, while taking into consideration its operating results and stock movements, intends to study measures to increase the liquidity of its shares and maximize shareholder value. However, at present, no specific measures and timing therefor is determined.

4. Medium-term management strategy of the Company

The business environment surrounding the Company in the future is expected to remain unpredictable due to the infection of severe acute respiratory syndrome (SARS) spreading worldwide, among other things, though in the United States, the Company's major market, consumer confidence is expected to improve with the end of the war in Iraq.

In our electronics industry, rapid digitalization creates new user needs, while it is required to deal with new technologies actively and respond speedily to severe competition, specifically from Chinese manufacturers assuming greater prominence, and rapidly changing consumer needs, among other things.

To address these challenges, the Company has established a policy to increase the number of engineers and further improve its technical capabilities, specifically in the digital division that will be a base for business development of the Company, whereby improving the quality, quantity and speed of developing new products. As a base for that purpose, the Company plans to complete a Technology Building in June 2003.

The Company will continue to aggressively pour its management resources into the business areas where it holds competitive advantages and institute drastic reforms in every phase of management, such as the strengthening of its development, production and marketing systems and reforms of its financial structure and human resource policy.

Specifically, Daisho Electronics (Thailand) Co., Ltd., a consolidated subsidiary of the Company, started production of miniature motors at its factory in Thailand in May 2002. In June 2002, the Company started production of LCDs at its Zhong Shan Plant in Guang Dong, mainland China to expand its production system. For the purpose of new business development, the Company, in cooperation with DX ANTENNA Co., Ltd., a consolidated subsidiary of the Company, and Hitachi, Ltd., incorporated a joint venture GNSS Technologies Inc. in August 2002 to make a serous inroad to the GPS (global positioning system) technology market expected to expand in the future.

The Company also has entered into an agreement with InFocus Corporation of the United States on joint business of projectors that are expected to widely penetrate to households as well as businesses in the future and in October 2002, started joint development of new products under basic design by InFocus and production thereof at its Chang Ping Plant in Dong Guan City, mainland China.

As to marketing, the Company has sought close links with major business partners in the United States, the principal market of the Company, while the Company has developed private brand audiovisual equipment jointly with a leading distributor in Japan. Additionally, the Company has aggressively promoted marketing by utilizing the marketing network of DX ANTENNA Co., Ltd.

In November 2002, the Company devised a medium-term business plan on a consolidated basis with the targets of at least ¥500,000 million of net sales and 8% of operating income on net sales on a consolidated basis for the business year ending March 31, 2006. To hit the targets, the Company has adopted a fundamental management strategy of expanding business in the electronics business area and its peripheral areas by utilizing its advanced production technologies and digital technologies and intends to strengthen its development, production and marketing systems.

5. Fundamental philosophy on corporate governance and the implementation of measures therefor

(Fundamental philosophy on corporate governance)

The Company recognizes that to materialize continuous growth as a corporation, top priority must be given to improvement of the soundness and efficiency of management and speeding up of decision-making, as well as to pursuing highly transparent management by having a high regard for its shareholders.

Hence, the Company has exerted its efforts to seek closer links with its shareholders and investors through active IR activities and swiftly disclose information. Additionally, the Company publicizes information widely, including the disclosure of financial information on its website.

(Implementation of measures for corporate governance)

The Company has adopted a system of statutory auditors. As of March 31, 2003, two of the four Statutory Auditors were external auditors and two of the nine Directors were external directors. Neither of the external statutory auditors and directors is related with the Company or its Group. One of the external directors is a relative of the President and Representative Director of the Company. However, the Company has no relationship with the two external statutory auditors, the other external director or their relatives or any company for which either of them serves as director, in terms of personnel, capital, technology or trading.

In October 2002, the Company introduced an executive officer system and appointed eight Executive Officers for the purpose of establishing a system under which management would be able to make decisions with agility and execute business swiftly.

(3) OPERATING RESULTS AND FINANCIAL CONDITION

1. Operating results

(1) Overview of operating results for the year ended March 31, 2003

During the business year under review, the U.S. economy showed a sign of slow recovery, while the stock market slumped due to the corporate accounting scandals and the bankruptcy of a large telecommunication company and private spending slowed down and the employment condition deteriorated. Furthermore, due to the situation in Iraq, the future outlook of the U.S. economy became more unforeseeable. In Europe, the Euro-zone economies, including Germany and France, likewise decelerated as consumer confidence was depressed by the tense situation in Iraq. In Britain, private spending, which had remained strong, began to decline due to price hikes as a result of higher oil prices. In Asia, China, which had continued growing sustained by exports, and other nations showed signs of recovery.

In the meantime, the Japanese economy remained in a difficult condition as unemployment remained high and the stock price declined while its manufacturing industry showed improvement in corporate earnings as a result of cost-cutting efforts.

In our electronics industry, corporate earnings were improved as global inventory adjustment had run its course and some manufacturers restructured their businesses by reconstruction and reorganization of their group companies and the strengthening of their overseas production systems, among other things. However, due to the continued effects of the burst of the IT (information technology) bubble, sales of PCs remained sluggish. Thus, the industry was faced with a severe condition.

Under these circumstances, the Group has sought closer links with business partners with competitive edge globally and aggressively engaged in developing and expanding sales of digital products. Specifically, the Company focused its efforts on materializing higher qualities and lower prices of DVD players and their related products. As a result, their competitiveness enhanced and sales increased substantially. Additionally, net sales of electronic equipment related to receivers manufactured and marketed by DX ANTENNA Co., Ltd., a consolidated subsidiary of the Company, are included in its financial statements, effective from the business year under review.

Consequently, consolidated net sales amounted to ¥331,463 million (up 40.0% from the previous business year). In terms of income, in spite of negative effects, including price reductions in audiovisual equipment, among other things, due to the rise of Chinese competitors, the Group exerted its efforts to improve efficiency of productivity, leverage marketing activities and reduce cost of procuring materials and components. As a result, consolidated operating income and consolidated ordinary income amounted to ¥35,121 million (up 76.9%) and ¥33,861 million (up 49.0%), respectively. After accounting for valuation loss of investment securities and other losses, consolidated net income amounted to ¥19,296 million (up 71.8%).

The business of the Group focuses on the manufacture and sale of electric appliances and hence, no classification of divisions of business is available. The following is sales by product.

The Group discontinued the air-conditioning equipment business as of the close of March 31, 2002. For the purpose of comparison with the previous business year, net sales of such equipment are included in the division of "Others."

Audiovisual equipment:

While prices plunged, sales of digital products, including DVD players and their related products, to large distributors in North America, among others, increased substantially. Sales of analog products, including televisions mounted with large-size displays and combination TV/VCRs also increased. Specifically, sales of DVD/VCR combination players increased sharply and consequently the production of VCRs expanded. Additionally, DVD+RW drives, which were launched into the market during the previous business year, and projectors, of which the Company commenced production in October 2002, contributed to a steady sales increase. Thus, net sales of audiovisual equipment amounted to ¥253,397 million (up 51.7% from the previous business year).

Information and communication equipment:

During the business year under review, the Company launched all-in-one (or scanner/copier combination) ink-jet printers that were expected to grow in the future. However, sales of ink-jet printers decreased due to week demand for PCs, as well as a trade-up trend in the market from affordable models, on which the Company has focused its efforts. Sales of laser-beam printers also decreased due to markedly sluggish demand for mid-class and high-end models for corporate use manufactured by the Company. As a result, net sales of information and communication equipment amounted to ¥41,142 million (down 29.5% from the previous business year).

Others:

Net sales of others, principally comprising components, as well as electronic equipment related to receivers, sales of which are newly included in financial statements, effective from the business year under review, amounted to ¥36,923 million (up 222.2% from the previous business year).

(2) Outlook for the next business year

The business conditions during the next business year are expected to remain unpredictable due to the infection of severe acute respiratory syndrome (SARS) spreading worldwide, among other things, though in the United States, the Company's major market, consumer confidence is expected to improve with the end of the war in Iraq.

The environments surrounding the Group also are expected to continue to remain severe. However, the Company intends to exert its efforts to expand sales of digital products, including DVD players and their related products, among other things, and aggressively promote product development of projectors, which were launched during the previous business year, and LCD televisions, as well as new business development.

The Company intends to utilize its well-established electromechanical and other technologies and its unique productivity improvement system, Funai Production System (FPS), to further improve efficiencies and increase earnings.

The following is an outlook for the operating results for the year ending March 31, 2004:

Consolidated operating results

		Comparison with the previous business year
Net sales	¥361.5 billion	+ 9.1%
Operating income	¥32.2 billion	- 8.3%
Ordinary income	¥33.0 billion	- 2.5%
Net income	¥22.8 billion	+ 18.2%

Non-consolidated operating results

		Comparison with the previous business year
Net sales	¥310.0 billion	+ 10.5%
Operating income	¥18.9 billion	+ 12.1%
Ordinary income	¥19.0 billion	+ 24.9%
Net income	¥10.8 billion	+ 266.6%

In the outlook for the operating results, the exchange rate is estimated at $1=¥118.00. Additionally, the outlook is made based on information available at the present time and involves risks and uncertainties. Actual results may differ from those mentioned above as a result of various factors, including changes in the economic conditions in the United States (our major market) and elsewhere overseas and abrupt fluctuations in product prices.

2. Financial condition

In terms of cash flows on a consolidated basis for the business year under review, cash flows from operating activities (income), cash flows from investing activities (expenses) and cash flows from financing activities (expenses) amounted to ¥37,945 million, ¥10,530 million and ¥14,233 million, respectively. As a result, cash and cash equivalents at the end of the year amounted to ¥91,998 million.

(4) CONSOLIDATED BALANCE SHEETS

(million yen)

	Business year ended March 31, 2003 (as of March 31, 2003)	Business year ended March 31, 2002 (as of March 31, 2002)	Increase or decrease
ASSETS:			
Current assets:	154,653	141,495	13,157
Cash and deposits	92,527	84,162	
Trade notes and trade accounts receivable	34,226	30,448	
Inventories	20,295	21,941	
Deferred tax assets	3,617	2,295	
Others	5,315	4,104	
Allowance for doubtful receivables	(1,329)	(1,457)	
Fixed assets:	42,212	48,752	(6,539)
Tangible fixed assets:	13,966	16,942	(2,975)
Buildings and structures	3,994	4,558	
Machinery, equipment and motor vehicles	2,392	5,584	
Tools, furniture and fixtures	3,400	3,485	
Lands	3,361	3,289	
Others	818	25	
Intangible fixed assets	1,193	1,770	(577)
Investments and other assets:	27,052	30,039	(2,986)
Investment securities	16,050	20,665	
Long-term loans receivable	729	378	
Deferred tax assets	7,159	4,794	
Others	4,400	6,270	
Allowance for doubtful receivables	(1,287)	(2,069)	
TOTAL ASSETS	196,865	190,248	6,617

(million yen)

	Business year ended March 31, 2003 (as of March 31, 2003)	Business year ended March 31, 2002 (as of March 31, 2002)	Increase or decrease
LIABILITIES:			
Current liabilities:	54,471	57,922	(3,451)
Trade notes and trade accounts payable	31,334	30,404	
Short-term loans payable	1,345	11,629	
Accounts payable	12,407	10,074	
Accrued corporate taxes, etc.	6,147	2,934	
Deferred tax liabilities	4	17	
Reserve for products guarantee	252	159	
Other current liabilities	2,978	2,703	
Long-term liabilities:	13,604	7,675	5,928
Long-term loans payable	7,566	1,765	
Deferred tax liabilities	197	428	
Reserve for retirement benefits	4,269	4,125	
Allowance for officers' retirement gratuities	942	906	
Other long-term liabilities	628	449	
TOTAL LIABILITIES	68,075	65,598	2,477
Minority interests:			
Minority interests	141	175	(33)
STOCKHOLDERS' EQUITY:			
Common stock	30,806	30,788	
Additional paid-in capital	32,332	32,314	
Retained earnings	74,771	55,460	
Revaluation difference of other securities	318	93	
Foreign exchange translation adjustment	(325)	5,820	
Treasury stock	(9,253)	(2)	
TOTAL STOCKHOLDERS' EQUITY	128,648	124,474	4,174
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	196,865	190,248	6,617

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
(Additional paid-in Capital)		
Balance of additional paid-in capital at beginning of the year	32,314	32,302
Increase in additional paid-in capital		
Issue of new shares upon exercise of new share subscription rights	17	12
Balance of additional paid-in capital at end of the year	32,332	32,314
(Retained earnings)		
Balance of retained earnings at beginning of the year	55,460	48,904
Increase in retained earnings	19,720	11,231
Increase in retained earnings due to decrease in consolidated subsidiaries	97	-
Increase in retained earnings due to merger	325	-
Net income	19,296	11,231
Decrease in retained earnings	409	4,674
Cash dividends	359	359
Officers' bonuses	49	50
Decrease in retained earnings due to increase in consolidated subsidiaries	-	4,264
Balance of retained earnings at end of the year	74,771	55,460

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Increase or decrease
I. Cash flows from operating activities			
Net income before income taxes, etc.	25,202	13,425	11,776
Depreciation	8,050	6,744	1,305
Increase (decrease) in allowance for doubtful receivables	(800)	1,097	(1,898)
Increase (decrease) in reserve for retirement benefits	152	24	127
Interest and dividend income	(1,269)	(1,680)	410
Interest expense	458	584	(126)
(Gain) loss from equity method investments	178	(25)	204
Loss from sale of tangible fixed assets	20	208	(187)
Valuation loss of investment securities	7,544	7,176	367
(Increase) decrease in trade accounts receivable	(4,638)	3,624	(8,262)
Decrease (increase) in inventories	(588)	7,105	(7,693)
Increase (decrease) in trade accounts payable	4,016	(5,973)	9,989
Others	5,224	(2,347)	7,572
Subtotal	43,551	29,966	13,585
Interest and dividends received	1,662	1,725	(63)
Interest paid	(447)	(666)	219
Income taxes paid	(6,820)	(4,841)	(1,978)
Cash flows from operating activities	37,945	26,182	11,762
II. Cash flows from investing activities			
Placing of time deposits	(524)	(7,001)	6,476
Withdrawal of time deposits	688	28,966	(28,277)
Sale of securities	1,080	-	1,080
Acquisition of tangible fixed assets	(6,014)	(7,218)	1,204
Sale of tangible fixed assets	210	396	(185)
Acquisition of investment securities	(5,075)	(6,234)	1,158
Sale of investment securities	408	539	(131)
Acquisition of shares of subsidiaries due to change in consolidation scope	-	(169)	169
Sale of part of shares of consolidated subsidiaries	510	-	510
Making of loans	(5,238)	(73)	(5,165)
Collection of loans	3,172	102	3,069
Others	252	(955)	1,208
Cash flows from investing activities	(10,530)	8,351	(18,882)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	(9,217)	(6,165)	(3,052)
Increase in long-term loans payable	9,000	8	8,992
Repayment of long-term loans payable	(4,070)	(200)	(3,870)
Proceeds from issuance of shares	35	24	11
Proceeds from issuance of shares to minority shareholders	-	33	(33)
Acquisition of its own shares	(9,251)	(1)	(9,249)
Cash dividends paid	(359)	(359)	-
Others	(369)	(326)	(43)
Cash flows from financing activities	(14,233)	(6,987)	(7,245)

	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Business year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Increase or decrease
IV. Translation gain/loss related to cash and cash equivalents	(4,537)	6,254	(10,792)
V. Net increase (decrease) in cash and cash equivalents	8,643	33,801	(25,157)
VI. Cash and cash equivalents at beginning of the year	83,468	49,667	33,801
VII. Increase (decrease) in cash and cash equivalents due to merger	30	-	30
VIII. Increase (decrease) in cash and cash equivalents due to exclusion of consolidated subsidiaries	(144)	-	(144)
IX. Cash and cash equivalents at end of the year	91,998	83,468	8,530

(Translation omitted hereinafter)

- END -

(Excerpt translation)

FILE NO. 82-5078

June 9, 2003

NOTICE OF THE 51ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 51st Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised in writing even if you are not present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your seal.

Yours very truly,

Tetsuro Funai
President and Representative Director

Funai Electric Co., Ltd.
7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

1. Date and hour:

   June 25 (Wednesday), 2003, 10:00 a.m.

2. Place:

   5F, Tamokuteki Hall, Technology Bldg. of the Company
   7-1, Nakagaiti 7-chome, Daito-shi, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the business report, balance sheet and statement of income for the 51st business year (from April 1, 2002 to March 31, 2003).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 51st business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Acquisition by the Company of its own shares
Proposition No. 4:	Election of seven Directors
Proposition No. 5:	Election of two Statutory Auditors
Proposition No. 6:	Election of Account Auditors
Proposition No. 7:	Issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions
Proposition No. 8:	Granting of retirement gratuities to the retiring Directors

- - - - -

In attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2002 to March 31, 2003)

I. Outline of business activities:

1. Development and results of business activities:

During the business year under review, the U.S. economy showed a sign of slow recovery, while the stock market slumped due to the corporate accounting scandals and the bankruptcy of a large telecommunication company and private spending slowed down and the employment condition deteriorated. Furthermore, due to the situation in Iraq, the future outlook of the U.S. economy became more unforeseeable. In Europe, the Euro-zone economies, including Germany and France, likewise decelerated as consumer confidence was depressed by the tense situation in Iraq. In Britain, private spending, which had remained strong, began to decline due to price hikes as a result of higher oil prices. In Asia, China, which had continued growing sustained by exports, and other nations showed signs of recovery.

In the meantime, the Japanese economy remained in a difficult condition as unemployment remained high and the stock price declined while its manufacturing industry showed improvement in corporate earnings as a result of cost-cutting efforts.

In our electronics industry, corporate earnings were improved as global inventory adjustment had run its course and some manufacturers restructured their businesses by reconstruction and reorganization of their group companies and the strengthening of their overseas production systems, among other things. However, due to the continued effects of the burst of the IT (information technology) bubble, sales of PCs remained sluggish. Thus, the industry was faced with a severe condition.

Under these circumstances, the Group has sought closer links with business partners with competitive edge globally and aggressively engaged in developing and expanding sales of digital products. Specifically, the Company focused its efforts on materializing higher qualities and lower prices of DVD players and their related products. Consequently, such products became competitive enough sales increased substantially.

As a result, net sales amounted to ¥280,435 million (up 20.5% from the previous business year). In terms of income, in spite of negative effects, including price reductions in audiovisual equipment, among other things, due to the rise of Chinese competitors, the Company exerted its efforts to improve efficiency of productivity, leverage marketing activities and reduce cost of procuring materials and components. Consequently, operating income and ordinary income amounted to ¥16,854 million (up 97.2%) and ¥15,214 million (up 52.1%), respectively. After accounting for valuation loss of investment securities and other losses, consolidated net income amounted to ¥2,946 million (up 400.3%).

The following is sales by product.

The Company discontinued the air-conditioning equipment business as of the close of March 31, 2002. For the purpose of comparison with the previous business year, net sales of such equipment are included in the division of "Others."

Audiovisual equipment:

While prices plunged, sales of digital products, including DVD players and their related products, to large distributors in North America, among others, increased substantially. Sales of analog products, including televisions mounted with large-size displays and combination TV/VCRs also increased. Specifically, sales of DVD/VCR combination players increased sharply and consequently the production of VCRs expanded. Additionally, DVD+RW drives, which were launched into the market during the previous business year, and projectors, of which the Company commenced production in October 2002, contributed to a steady sales increase. Thus, net sales of audiovisual equipment amounted to ¥228,387 million (up 40.8% from the previous business year).

Information and communication equipment:

During the business year under review, the Company launched all-in-one (or scanner/copier combination) ink-jet printers that were expected to grow in the future. However, sales of ink-jet printers decreased due to week demand for PCs, as well as a trade-up trend in the market from affordable models, on which the Company has focused its efforts. Sales of laser-beam printers also decreased due to markedly sluggish demand for mid-class and high-end models for corporate use manufactured by the Company. As a result, net sales of information and communication equipment amounted to ¥40,945 million (down 28.2% from the previous business year).

Others:

Net sales of others amounted to ¥11,102 million (down 17.0% from the previous business year).

<Net sales by product>

Division	Net sales (million yen)	Component rate (%)
Audiovisual equipment	228,387	81.4
Information and communication equipment	40,945	14.6
Others	11,102	4.0
Total	280,435	100.0

2. Investment in plant and equipment:

Investment in plant and equipment during the business year under review totaled ¥1,289 million, which was spent principally to build an overall operation control facility of the head office of the Company.

3. Fund-raising:

Nothing of significance to be reported.

4. Changes in results of operations and assets:

Item \ Business year	47th (June 16, 1998 to June 15, 1999)	48th (June 16, 1999 to June 15, 2000)	49th (June 16, 2000 to March 31, 2001)	50th (April 1, 2001 to March 31, 2002)	51st (April 1, 2002 to March 31, 2003)
Net sales (million yen)	145,898	163,007	156,672	232,643	280,435
Ordinary income (million yen)	6,191	7,378	9,558	10,004	15,214
Net income (million yen)	2,019	1,530	4,144	588	2,946
Net income per share (yen)	198.26	134.50	115.91	16.38	81.02
Total assets (million yen)	51,967	106,399	109,689	112,769	103,380
Net assets (million yen)	19,817	76,826	82,343	82,613	76,166

(Notes) 1. Net income per share is stated after calculation on the basis of the average of the total number of shares issued and outstanding during the business year.

As of September 11, 2000, the Company made a stock split (with each share split into three shares). However, net income per share for the 49th business year is stated after calculation as if the stock split was made at the beginning of the business year.

Effective from the 50th business year, "treasury stock", which used to be included in the section of "Assets" on the balance sheet, are stated at the end of the section of Shareholders' Equity to be subject to deduction from the shareholders' equity, in accordance with the "Ordinance to Amend Part of the Regulations Concerning Balance Sheets, Statements of Income, Business Reports and Their Accompanying Detailed Statements of Stock Corporations" (Ministry of Justice Ordinance No. 66 dated September 12, 2001). Consequently, net income per share is stated, after calculation on the basis of the average of the total number of shares issued and outstanding during the business year, with the deduction of the number of shares of treasury stock.

Effective from the 51st business year, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4) (dated September 25, 2002, Accounting Standards Board of Japan) are applicable.

2. Total assets and net assets for the 48th business years increased principally due to paid-in capital increases by public offering of shares.

3. Due to the change in the date of the closing of accounting, the 49th business year was 9.5 months.

4. As of November 1, 2000, the Company merged Funai Light Machinery Industrial Co., Ltd.

5. Future challenges:

The business conditions during the next business year are expected to remain unpredictable due to the infection of severe acute respiratory syndrome (SARS) spreading worldwide, among other things, though in the United States, the Company's major market, consumer confidence is expected to improve with the end of the war in Iraq.

In our electronics industry, rapid digitalization creates new user needs, while it is required to deal with new technologies actively and respond speedily to severe competition, specifically from Chinese manufacturers assuming greater prominence, and rapidly changing consumer needs, among other things.

To address these challenges, the Company has established a policy to increase the number of engineers and further improve its technical capabilities, specifically in the digital division that will be a base for business development of the Company, whereby improving the quality, quantity and speed of developing new products. As a base for that purpose, the Company plans to complete a Technology Building in June 2003. The Company will continue to aggressively pour its management resources into the business areas where it holds competitive advantages and institute drastic reforms in every phase of management, such as the strengthening of its development, production and marketing systems and reforms of its financial structure and human resource policy.

The Company cordially seeks the continuous support and encouragement of its shareholders.

II. Outline of the Company (as of March 31, 2003)

1. Major businesses:

Section	Principal products
Audiovisual equipment	VCRs, combination TV/VCRs, televisions, DVD players
Information and communication equipment	Printers, facsimile machines, Internet set-top boxes and terminals

2. Main offices and plants:

(Translation omitted)

3. State of shares:

(1) Total number of shares authorized to be issued by the Company: 80,000,000 shares

The Articles of Incorporation of the Company were amended at its 50th Ordinary General Meeting of Shareholders held on June 26, 2002 to change the total number of shares authorized to be issued by the Company to 80,000,000 shares.

(2) Total number of issued shares: 35,999,196 shares

(Note) The total number of issued shares increased by 28,200 shares as a result of the exercise of stock options (for the period from April 1, 2002 to March 31, 2003).

(3) Stated capital: ¥30,806 million

(Note) The stated capital increased by ¥17 million as a result of the exercise of stock options (for the period from April 1, 2002 to March 31, 2003).

(4) Number of shareholders: 5,254 persons

(5) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	Shares (thousand shares)	Ratio of voting rights (%)	Shares (thousand shares)	Ratio of voting rights(%)
Tetsuro Funai	12,824	36.34	-	-
Japan Trustee Services Bank, Ltd.	3,171	8.99	-	-
The Master Trust Bank of Japan, Ltd.	2,275	6.45	-	-
Tetsuo Funai	1,788	5.07	-	-
Trust & Custody Services Bank Ltd.	1,047	2.97	-	-
Funai Information Science Promotion Foundation	1,000	2.83	-	-
Mitsui Asset Management Company, Limited	907	2.57	-	-
UFJ Trust Bank Limited	774	2.19	-	-
Takahide Funai	591	1.67	-	-
Yugen Kaisha T&N	355	1.01	-	-
Yugen Kaisha F2	355	1.01	-	-

(Notes) 1. All the shares held by Japan Trustee Services Bank, Ltd., Japan Trustee Services Bank, Ltd., Trust & Custody Services Bank Ltd., Mitsui Asset Management Company, Limited and UFJ Trust Bank Limited are related with their trust business.

2. The Company, which holds 701,786 shares of treasury stock, is not included in the above-listed principal shareholders.

3. Each ratio of voting rights is obtained by calculating down to the third decimal place and thereafter rounding upward or downward to the nearest second decimal place, as the case may be.

(6) Acquisition, disposition and possession by the Company of its own shares

1) Acquisitions of shares:

Acquisition by resolution as provided for in Article 210, paragraph 1 of the Commercial Code of Japan

Shares of common stock	701,300 shares
Total amount	¥9,248 million

Acquisition by purchase of less-than-one-unit shares

Shares of common stock	231 shares

Total amount ¥3 million

2) Disposition of shares: None

3) Shares of treasury stock held as of March 31, 2003

Shares of common stock 701,786 shares

4. State of employees:

Division	Number of employees	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	932	+ 38	37.8	12.6
Female	125	- 97	40.6	16.3
Total/average	1,057	- 59	38.1	13.1

(Note) The number of employees includes 115 employees seconded to the affiliated companies.

5. State of business affiliations:

(1) State of major subsidiaries:

Trade name	Capital stock	Ratio of voting rights of the Company (%)	Main business
Funai Sales Co., Ltd.	¥450 million	100.0	Sale of the Company's products
DX ANTENA Co., Ltd.	¥950 million	82.6	Manufacture and sale of electronic equipment related with receivers
Funai Corporation, Inc.	US$48.5 million	100.0	Sale of the Company's products
Funai Electric (Malaysia) Sdn.Bhd.	M$30 million	100.0	Manufacture of the Company's products
Funai Electric (HK) Ltd.	HK$115 million	100.0	Manufacture of the Company's products

(2) Results of business combinations:

The Company has 12 consolidated subsidiaries, including the above five major subsidiaries and two companies subject to the equity method. Consolidated net sales totaled ¥331,463 million, consolidated operating income totaled ¥35,121 million, consolidated ordinary income totaled ¥33,861 million and consolidated net income for the year totaled ¥19,296 million.

6. Principal lenders:

Nothing of significance to be reported.

7. Directors and Statutory Auditors:

Title	Name
President and Representative Director	Tetsuro Funai
Senior Managing Director	Saburo Kobayashi
Senior Managing Director	Motoaki Yasumura
Managing Director	Masao Suwa
Director	Akitaka Inoue
Director	Masayuki Tani
Director	Akira Yokouchi
Director	Tetsuo Funai
Director	Mitsuo Yonemoto
(Full-time) Statutory Auditor	Kengo Takemori
Statutory Auditor	Masami Ueno
Statutory Auditor	Yasushi Ogino
Statutory Auditor	Osamu Kataoka

(Notes) 1. Directors Tetsuo Funai and Mitsuo Yonemoto are external directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

2. Statutory Auditors Yasushi Ogino and Osamu Kataoka are external

auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

3. The change of officers during the business year under review was as follows:

Assumption of office

At the 50th Ordinary General Meeting of Shareholders held on June 26, 2002, Mr. Masayuki Tani was newly elected as Director and assumed the office.

8. Issuance of new share subscription rights as stock options:

(1)	Date of issuance of new share subscription rights:	July 23, 2002
(2)	Total number of new share subscription rights issued:	3,997 rights (100 shares per new share subscription right)
(3)	Class and number of shares to be issued upon exercise of new share subscription rights:	399,700 shares of common stock of the Company
(4)	Issue price of a new share subscription right:	Free of charge
(5)	Amount to be paid in upon exercise of new share subscription rights:	¥15,150 per share
(6)	Period for exercising new share subscription rights:	August 1, 2004 through July 31, 2011

(7) Terms and conditions of the exercise of new share subscription rights:

(i) The number of new share subscription rights exercisable in any given year (from August 1 through July 31 of the following year) during the period for exercising new share subscription rights shall be governed by the rule to be established by the Board of Directors. If any person satisfying the conditions for exercising his/her new share subscription rights does not exercise all or part of his/her rights in any given year, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising new share subscription rights expires.

(ii) Any employee of the Company or any of its subsidiaries who has been allocated new share subscription rights shall not be entitled to exercise in any given year (from August 1 through July 31 of the following year) during the period for exercising new share subscription rights unless he/she has passed an internal performance evaluation for such any given year.

(iii) Before any advisor, external consultant or researcher of the Company or any of its subsidiaries who has been allocated new share subscription rights exercises in any given year (from August 1 through July 31 of the following year) during the period for exercising new share subscription rights, he/she shall be required to obtain approval from the Board of Directors of the number and timing of new share subscription rights so exercisable, based on the evaluation of his/her contribution to the Company's performance.

(iv) If any director or employee of the Company or any of its subsidiaries who has been allocated new share subscription rights ceases to be a director, statutory auditor or employee of the Company or any of its subsidiaries or an advisor of the Company or any of its subsidiaries under an advisory contract entered into with the Company or any of its subsidiaries, as the case may be, he/she shall not be entitled to exercise the new share subscription rights.

(v) If any advisor who has been allocated new share subscription rights ceases to be an advisor under an advisory contract entered into with the Company or any of its subsidiaries, such advisor shall not be entitled to exercise the new share subscription rights.

(vi) If any external consultant or researcher who has been allocated new share subscription rights ceases to be an external consultant or researcher under a contract entered into with the Company or any of its subsidiaries, such consultant or researcher shall not be entitled to exercise the new share subscription rights.

(vii) No new share subscription rights shall be inherited.

(viii) Any other detailed terms and conditions shall be governed by a contract to be entered into between the Company and the relevant person who has been allocated new share subscription rights.

(8) Events and conditions to cancel new share subscription rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration unless the surviving company or the 100% parent company of the Company succeed to obligations related to the new share subscription rights.

(ii) In the event that any person who has been allocated new share subscription rights fails to exercise his/her new share subscription rights due to any of the terms and conditions mentioned in paragraph (7), items (ii) through (vi) above occurring prior to the exercise thereof, the Company may cancel his/her new share subscription rights without consideration.

(9) Restriction on the transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

(10) Content of the favorable condition:

The Company will issue new share subscription rights as stock options to the directors and employees of the Company or any of its subsidiaries and the advisors and external consultants and researchers of the Company or any of its subsidiaries free of charge, as outlined above.

(11) Names of persons who have been allocated new share subscription rights and the numbers thereof:

(Translation omitted)

III. Important fact concerning the state of the Company which occurred after the date of the closing of accounts:

Nothing of significance to be reported.

BALANCE SHEET

(As of March 31, 2003)

ASSETS

(million yen)

Current assets:	**60,025**
Cash on hand and in banks	26,839
Trade notes receivable	1,196
Trade accounts receivable	23,434
Securities	651
Finished products	603
Raw materials	520
Work in process	77
Supplies	3
Deferred tax assets	2,055
Short-term loans receivable	2,866
Consumption taxes, etc. receivable	115
Other current assets	1,686
Allowance for doubtful accounts	(24)
Fixed assets:	**43,355**
Tangible fixed assets:	**6,048**
Buildings	1,870
Structures	67
Machinery and equipment	212
Motor vehicles	5
Tools, furniture and fixtures	914
Land	2,178
Construction in progress	800
Intangible fixed assets:	**22**
Software	9
Telephone rights	12
Investments and other assets:	**37,284**
Investment securities	13,217
Shares in subsidiaries' stock	13,457
Investment capital in subsidiaries' stock	8
Long-term loans receivable	902
Claims in reorganization, etc.	1,092
Deferred tax assets	7,084
Other investments and other assets	2,186
Allowance for doubtful accounts	(665)
TOTAL ASSETS	**103,380**

LIABILITIES

Current liabilities:	**22,871**
Trade accounts payable	10,829
Other accounts payable	5,443
Accrued corporate taxes, etc.	4,990
Equipment notes payable	13
Other current liabilities	1,595
Fixed liabilities:	**4,342**
Reserve for employee retirement benefits	3,399
Allowance for officers' retirement gratuities	942
TOTAL LIABILITIES	**27,214**

SHAREHOLDERS' EQUITY

Capital:	**30,806**
Legal reserves:	**32,332**
Capital reserve	32,332
Retained earnings:	**21,981**
Earned surplus reserve	209
Voluntary reserve	16,880
Reserve for deferred income tax on fixed assets	330
General reserve	16,550
Unappropriated retained earnings for the year	4,890
(Net income for the year)	(2,946)
Revaluation difference of stocks	300
Treasury stock	(9,253)
TOTAL SHAREHOLDERS' EQUITY	**76,166**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**103,380**

STATEMENT OF INCOME

(For the period from April 1, 2002 to March 31, 2003)

(million yen)

Ordinary income and expenses		
Operating income and expenses:		
Operating income		
Net sales		280,435
Operating expenses		
Cost of sales	242,674	
Selling, general and administrative expenses	20,906	263,581
Operating income		**16,854**
Non-operating income and expenses:		
Non-operating income		
Interest and dividend income	248	
Other non-operating income	123	372
Non-operating expenses		
Interest expenses	4	
Foreign exchange loss	1,408	
Other non-operating expenses	598	2,011
Ordinary income		**15,214**
Special income and expenses		
Special income		
Income from transfer back from allowance for doubtful accounts	84	84
Special expenses		
Loss from disposition of fixed assets	163	
Revaluation loss of investment securities	7,483	
Loss from disposition of subsidiaries	2,109	
Other special expenses	19	9,776
Income before tax for the year		**5,522**
Corporate, inhabitant and enterprise taxes	6,745	
Adjustment to corporate taxes, etc.	(-) 4,168	2,576
Net income for the year		**2,946**
Unappropriated retained earnings brought forward from the previous year		1,944
Unappropriated retained earnings for the year		**4,890**

Significant accounting policies:

1. Basis and method of valuation of securities:

   (1) Investment in subsidiaries' stock and affiliates' stock:

   At cost, determined by the moving average method.

   (2) Other securities:

   Those with market value:

   At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.).

   Those without market value:

   At cost, determined by the moving average method.

2. Basis and method of valuation of inventories:

   (1) Finished products and work in process: At cost, determined by the periodic average method.

   (2) Raw materials: At cost, determined by the first-in first-out method.

   (3) Supplies: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

   (1) Tangible fixed assets: Stated by the fixed rate method.

   However, with regard to the buildings (excluding appurtenances thereto) acquired on or after April 1, 1998, the straight-line method has been adopted.

   (2) Intangible fixed assets: Stated by the straight-line method.

   However, depreciation of software for use by the Company is made by the straight-line method based on the usable years (five years) within the Company.

4. Basis for providing important allowances:

   (1) Allowance for doubtful accounts:

   To meet losses from loan default, the Company sets aside an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Reserve for employee retirement benefits:

To meet the payment of retirement benefits to employees, the Company provides an amount, based on estimated retirement benefit obligations and plan assets as of the close of the business year.

Past service liability is treated as expenses, based on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees when such past service liability occurs.

Actuarial differences are treated as expenses from the next business year, based on a straight-line basis for a specific period of years (10 years) not exceeding the average remaining years of service of employees for each business year during which such differences occur.

(3) Allowance for officers' retirement gratuities:

To provide for the payment of retirement gratuities to officers, an amount payable at the end of the business year under the Company's internal rules is reserved. This is an allowance under the provision of Article 287-2 of the Commercial Code of Japan.

5. Method of treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which the ownership of leased properties is considered to be transferred to borrowers, the method for regular lease transactions applies.

6. Accounting standard for treasury stock and reduction of legal reserves:

Effective from the business year under review, the "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" (Accounting Standard No.1 dated February 21, 2002, Accounting Standards Board of Japan) is applicable.

7. Accounting treatment of the consumption tax:

Consumption taxes are accounted for on the tax exclusion method.

Notes to Balance Sheet:

1. Money debts due from and to subsidiaries:

Short-term money debts due from subsidiaries:	¥14,652 million
Long-term money debts due from subsidiaries:	¥1,176 million
Short-term money debts due to subsidiaries:	¥8,696 million

2. Accumulated depreciation of tangible fixed assets: ¥8,647 million

3. Important lease assets:

   Parts of the manufacturing facilities, as well as computers and the peripherals thereof, are used by the Company under lease agreements.

4. Guaranty obligations: ¥13,987 million

5. Principal foreign currency assets and liabilities:

Cash on hand and in banks	U.S.$110,042 thousand	¥13,117 million
Trade accounts receivable	U.S.$146,924 thousand	¥17,513 million
Investment securities	U.S.$41,437 thousand	¥5,886 million
	NT $933,120 thousand	¥3,191 million
Investment in subsidiaries' stock	U.S.$48,500 thousand	¥5,378 million
	HK $115,000 thousand	¥1,601 million
	M$30,000 thousand	¥1,550 million
Trade accounts payable	U.S.$80,939 thousand	¥9,809 million
Other accounts payable	U.S. $31,435 thousand	¥3,809 million

6. New share subscription rights granted as stock options:

   (1) New share subscription rights pursuant to the previous Article 280-19 of the Commercial Code of Japan (prior to the amendment to the Commercial Code of Japan in 2001):

Date of special resolution of the General Meeting of Shareholders:	September 11, 1998
Number of new share subscription rights:	-
Class and number of shares to be issued or transferred upon exercise of new share subscription rights:	6,600 shares of common stock

Amount to be paid in upon exercise of new share subscription rights:	¥1,267 per share
Period of exercise of new share subscription rights:	From September 16, 2000 to September 15, 2003

Date of special resolution of the General Meeting of Shareholders:	June 27, 2001
Number of new share subscription rights:	-
Class and number of shares to be issued or transferred upon exercise of new share subscription rights:	409,900 shares of common stock
Amount to be paid in upon exercise of new share subscription rights:	¥9,549 per share
Period of exercise of new share subscription rights:	From January 1, 2004 to December 31, September 15, 2010

(Note) The number of shares to be issued or transferred upon exercise of new share subscription rights means the number of new shares scheduled to be issued as determined by the special resolution, minus the number of new shares already issued and the number of new shares that could not be issued due to forfeiture of the rights thereto.

(2) New share subscription rights pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan:

Date of special resolution of the General Meeting of Shareholders:	June 26, 2002
Number of new share subscription rights:	3,997 rights
Class and number of shares to be issued or transferred upon exercise of new share subscription rights:	399,700 shares of common stock
Amount to be paid in upon exercise of new share subscription rights:	¥15,150 per share
Period of exercise of new share subscription rights:	From August 1, 2004 to July 31, 2011

(Note) The number of shares to be issued or transferred upon exercise of new share subscription rights means the number of new shares scheduled to be issued as determined by the special resolution, minus the number of new shares already issued and the number of new shares that could not be issued due to forfeiture of the rights thereto.

7. Net income per share for the year: ¥81.02

(Note) Effective from the business year under review, the "Accounting Standard for Earnings per Share" (Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (Accounting Standard Implementation Guidance No. 4) (dated September 25, 2002, Accounting Standards Board of Japan) are applicable. The change of the accounting standards has no significant effect on net income per share for the year.

8. Amount of net assets as provided for in Article 290, paragraph 1, item 6 of the Commercial Code of Japan: ¥300 million

Notes to Statement of Income:

Amount of transactions with subsidiaries:

Sales amount:	¥157,378 million
Purchase amount:	¥180,887 million
Amount of transactions other than trading:	¥9 million

- All figures in the balance sheet, statement of income and notes above are shown by disregarding any fractions of the relevant units. Net income per share for the year is shown by rounding upward the five-thousandths of one yen or more to the nearest one-hundredth of one yen.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings for the year:	4,890,890,741
Reversal of voluntary reserve: Reversal of reserve for deferred income tax on fixed assets:	22,492,586
Total:	4,913,383,327
To be appropriated as follows:	
Dividends (¥20 per share)	705,948,200
Bonuses to officers (Bonuses to Statutory Auditors)	63,750,000 (4,050,000)
General reserve	2,500,000,000
Total:	3,269,698,200
Unappropriated retained earnings carried forward	1,643,685,127

Copy of Temporary Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

May 12, 2003

To the Board of Directors
Funai Electric Co., Ltd.

ChuoAoyama Audit Corporation

By Yoshiaki Ozawa (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Shumei Osafune (seal)
Certified Public Accountant
Participating Partner

In accordance with the provisions of Article 2 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 51st business year of Funai Electric Co., Ltd. (the "Company"), covering the period from April 1, 2002 to March 31, 2003. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the books of accounts. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

We were appointed to act as temporary account auditors pursuant to the provision of Article 6-4, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan during the 51st business year. Of the matters stated in the business report, those related with the 50th or prior business years are stated based on the financial statements not subjected to audits by our firm.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and income and expenses of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting for the 51st business year) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be remarked in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 51st business year from April 1, 2002 to March 31, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc. reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required its subsidiaries to render reports on their business operations whenever necessary.

We also required the Company's Temporary Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Temporary Account Auditors, ChuoAoyama Audit Corporation, are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be remarked in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of the laws, regulations or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

(6) That as a result of investigations into the subsidiaries, in connection with the performance by Directors of their duties, there exists nothing to be pointed out.

May 13, 2003

The Board of Statutory Auditors
Funai Electric Co., Ltd.

Kengo Takemori (seal)
(Full-time) Statutory Auditor

Masami Ueno (seal)
Statutory Auditor

Yasushi Ogino (seal)
Statutory Auditor

Osamu Kataoka (seal)
Statutory Auditor

(Notes) 1. As of October 15, 2002, the Company's Account Auditors, Mizuho Audit Corporation, were disqualified as account auditors pursuant to the provision of Article 4, paragraph 2, item 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan. Accordingly, the Board of Statutory Auditors, at its meeting held on October

17, 2002, appointed ChuoAoyama Audit Corporation to act as temporary account auditors pursuant to the provision of Article 6-4, paragraph 1 of the said Law.

2. Statutory Auditors Yasushi Ogino and Osamu Kataoka are external auditors as stipulated in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

   352,935 rights.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 51st business year

The particulars of the proposition are as stated in page 23 hereof.

With regard to dividends to shareholders for the business year under review, by taking into consideration the further strengthening of the Company's corporate base and future business development and in more appreciation of our shareholders' support, management proposes to pay an ordinary dividend of ¥20 per share to reflect its good business performance. Consequently, this will be an increase of ¥10 per share over the previous business year.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code, etc." (2002 Law No. 44) of Japan as of April 1, 2003, which creates a system to invalidate share certificates and authorizes a company to lower the quorum for adopting a special resolution at a general meeting of shareholders by establishing a provision to that effect in the articles of incorporation, it is hereby proposed that required amendment be made to the Articles of Incorporation of the Company.

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Transfer agent)	(Transfer agent)
Article 8. The Company shall have a transfer agent with respect to its shares.	Article 8. (Same as existing)
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	2. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
3. The register of shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent, and not by the Company.	3. The register of shareholders and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to its shares shall be handled by the transfer agent, and not by the Company.
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 12. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.	Article 12. (Same as existing)
(To be newly established)	2. Resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third or more of the voting rights of all the shareholders shall be present, by two-thirds or more of the voting rights of the shareholders so present.

Proposition No. 3: Acquisition by the Company of its own shares

To allow management to implement capital policies with agility in response to changes in the economic conditions, it is proposed that the Company be authorized to acquire its shares of common stock, not exceeding 900,000 shares, for the aggregate acquisition prices not exceeding ¥10 billion during the period starting from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

Proposition No. 4: Election of seven Directors

The term of office of all the (9) Directors currently in office will expire at the close of the Ordinary General Meeting of Shareholders to be convened hereby. It is therefore proposed that seven (7) Directors be elected.

The candidates for Directors are as follows:

No.	Name	Current title	Number of shares of the Company held by candidate
1.	Tetsuro Funai	President and Representative Director	12,824,788 shares
2.	Motoaki Yasumura	Senior Managing Director	34,288 shares
3.	Masao Suwa	Managing Director	3,000 shares
4.	Akira Yokouchi	Director	100 shares
5.	Tetsuo Funai	Director	1,788,492 shares
6.	Mitsuo Yonemoto	Director	100 shares
7.	Junzo Kawasaki	Adviser	600 shares

(Notes)

1. Candidate for Director Tetsuro Funai is Representative Director of Funai Sales Co., Ltd., Funai Service Co., Ltd., F.G.S. Co., Ltd. and Daisho Electronics Co., Ltd., which have business connections with the Company, respectively.

2. Candidate for Director Motoaki Yasumura is Representative Director of Funai Electric (H.K.) Ltd., which has business connections with the Company.

3. Candidate for Director Masao Suwa is Representative Director of Funai Corporation Inc., which has business connections with the Company.

4. Candidates for Directors Tetsuo Funai, Mitsuo Yonemoto and Junzo Kawasaki satisfy the requirement for outside directors as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 5: Election of two Statutory Auditors

The term of office of Statutory Auditors Messrs. Yasushi Ogino and Osamu Kataoka will expire at the close of the Ordinary General Meeting of Shareholders to be convened hereby. It is therefore proposed that two Statutory Auditors be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidates for Statutory Auditors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Yasushi Ogino	Statutory Auditor	100 shares
2.	Osamu Kataoka	Statutory Auditor	100 shares

(Notes) 1. There is no relation of special interest between each of the candidates and the Company.

2. Messrs. Yasushi Ogino and Osamu Kataoka are candidates for outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

Proposition No. 6: Election of Account Auditors

As of October 15, 2002, Mizuho Audit Corporation, which had been the Company's Account Auditors, was disqualified as account auditors pursuant to the provision of Article 4, paragraph 2, item 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan. Accordingly, by resolution of the Board of Statutory Auditors, the Company has appointed ChuoAoyama Audit Corporation to act as temporary account auditors pursuant to the provision of Article 6-4, paragraph 1 of the said Law.

It is therefore proposed that new account auditors be elected pursuant to Article 3 of the said Law.

The Board of Statutory Auditors has consented to this proposition.

Candidates for account auditors are as follows:

Name:	ChuoAoyama Audit Corporation
History:	(Translation omitted)
Capital:	¥1,389,000 thousand
Office:	32F, Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo
Outline:	Partners and employees: Partners: 397 CPAs Employees: 1,330 CPAs 940 assistant CPAs 888 other staff members Total: 3,555

Proposition No. 7: Issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions

It is hereby proposed that pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, the Company issue new share subscription rights to parties other than shareholders on specifically favorable conditions (2003 Stock Option Plan), as outlined below:

1. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

Directors and employees of the Company and its subsidiaries, advisors of the Company and its subsidiaries and external consultants and researchers of the Company and its subsidiaries.

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

Not exceeding 400,000 shares of common stock of the Company

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that the Company enters into a merger or consolidation with another company and the new share subscription rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the number of shares as considered necessary.

(3) Total number of new share subscription rights to be issued:

Not exceeding 4,000 rights.

Number of shares to be issued or transferred for each new share subscription right: 100 shares. Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, the adjustment shall be made similarly.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Amount to be paid in upon exercise of a new share subscription right:

The amount to be paid in upon exercise of a new share subscription right shall be an amount obtained by multiplying the paid-in amount per share to be issued or transferred upon the exercise of each new share subscription right (the "Paid-in Amount") by the number of shares to be issued or transferred for each new share subscription right.

The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular transactions) of the Company's shares on Osaka Securities Exchange Co., Ltd. for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month during which the new share subscription right is issued, with any fraction of one yen rounded upward to the nearest one yen; provided, however, that if the amount so obtained falls below the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day), the Paid-in Amount shall be the closing price on the issue date of the new share subscription right (if transactions are not validly made on that day, the closing price on the immediately preceding day).

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares (exclusive of the issuance of new shares upon exercise of new share subscription rights or exercise of rights to subscribe for new shares pursuant to the provision of Article 280-19, paragraph 1 of the Commercial Code prior to the enforcement of the Law to Amend Part of the Commercial Code, Etc. (2001 Law No. 128)) or disposes of its shares of treasury stock at a paid-in price lower than the current market price, the said Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above calculation formula, "Number of already issued shares" represents the number of shares issued and outstanding of the Company after deducting the number of shares of treasury stock of the Company and in the event that the shares of treasury stock are disposed of, "Number of newly issued shares" shall be read "Number of shares of treasury stock disposed" and "Current market price before the issuance of new shares" shall be read "Current market price before the disposal".

In addition, in the event that the Company enters into a merger or consolidation with another company and the new share subscription rights continue to remain effective, the Company becomes a 100% parent company by a share exchange with another company or the Company incorporates a company or transfers business by a spin-off, the Company may adjust the exercise price as considered necessary.

(6) New share subscription right exercise period:

From August 1, 2005 to July 31, 2012; provided, however, that if the final day of such period falls on a holiday of the Company, the immediately preceding business day shall be the final day.

(7) Terms and conditions of the exercise of new share subscription rights:

(i) The number of new share subscription rights exercisable in any given year (from August 1 through July 31 of the following year) during the period for exercising new share subscription rights shall be governed by the rule to be established by the Board of Directors. If any person satisfying the conditions for exercising his/her new share subscription rights does not exercise all or part of his/her rights in any given year, the rights remaining unexercised in such any given year may be carried over to any subsequent year until the period for exercising new share subscription rights expires.

(ii) Any employee of the Company or any of its subsidiaries who has been allocated new share subscription rights shall not be entitled to exercise in any given year (from August 1 through July 31 of the following year) during the period for exercising new share subscription rights unless he/she has passed an internal performance evaluation for such any given year.

(iii) Before any advisor, external consultant or researcher of the Company or any of its subsidiaries who has been allocated new share subscription rights exercises in any given year (from August 1 through July 31 of the following year) during the period for exercising new share subscription rights mentioned in paragraph (6) above, he/she shall be required to obtain approval from the Board of Directors of the number and timing of new share subscription rights so exercisable, based on the evaluation of his/her contribution to the Company's performance.

(iv) If any director or employee of the Company or any of its subsidiaries who has been allocated new share subscription rights ceases to be a director, statutory auditor or employee of the Company or any of its subsidiaries or an advisor of the Company or any of its subsidiaries under an advisory contract entered into with the Company or any of its subsidiaries, as the case may be, he/she shall not be entitled to exercise the new share subscription rights.

(v) If any advisor who has been allocated new share subscription rights ceases to be an advisor under an advisory contract entered into with the Company or any of its subsidiaries, such advisor shall not be entitled to exercise the new share subscription rights.

(vi) If any external consultant or researcher who has been allocated new share subscription rights ceases to be an external consultant or researcher under a contract entered into with the Company or any of its subsidiaries, such consultant or researcher shall not be entitled to exercise the new share subscription rights.

(vii) If any person who has been allocated new share subscription rights dies, his/her heir may succeed to the new share subscription rights, subject to the terms and conditions to be stipulated in the contract mentioned in item (viii) below.

(viii) Any other terms and conditions shall be governed by a contract to be entered into between the Company and the relevant person who has been allocated new share subscription rights in accordance with a resolution to be adopted at a meeting of its Board of Directors.

(8) Events and conditions to cancel new share subscription rights:

(i) In the event that a merger agreement under which the Company shall be merged is approved, or a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration unless the surviving company or the 100% parent company of the Company succeed to obligations related to the new share subscription rights.

(ii) In the event that any person who has been allocated new share subscription rights fails to exercise his/her new share subscription rights due to any of the terms and conditions mentioned in paragraph (7) above occurring prior to the exercise thereof, the Company may cancel his/her new share subscription rights without consideration.

(9) Restriction on the transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

2. Reason for the issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions:

To afford incentives to and raise the morale of the directors and employees of the Company and its subsidiaries to contribute to achieving much improved results, secure good human resources and promote their long-term contribution, management intends to issue new share subscription rights as stock options to the directors and employees of the Company and its subsidiaries, free of charge.

Additionally, as incentives to raise consciousness of the advisors of the Company and its subsidiaries and the external consultants and researchers of the Company and its subsidiaries to participate in management, and thus to increase their contribution to higher performances, management intends to issue new share subscription rights as stock options to the advisors of the Company and its subsidiaries and the external consultants and researchers of the Company and its subsidiaries, free of charge.

The new share subscription rights, which will be issued as stock options, will be issued free of charge as outlined above. The amount to be paid in upon exercise of the new share subscription rights will be determined based on the current market price as mentioned in clause 1, paragraph (5) above.

Proposition No. 8: Granting of retirement gratuities to the retiring Directors

It is proposed that retirement gratuities be granted to Messrs. Saburo Kobayashi, Akitaka Inoue and Masayuki Tani, who will retire as Directors at the close of this Ordinary General Meeting of Shareholders, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors.

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File No. 82-5078

(Excerpt translation)

June 25, 2003

NOTICE OF RESOLUTIONS OF THE 51ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that reports were made and resolutions were adopted at the 51st Ordinary General Meeting of Shareholders of the Company held this day as described below.

Yours very truly,

Funai Electric Co., Ltd.

Tetsuro Funai
President and Representative Director

7-1, Nakagaito 7-chome,
Daito-shi, Osaka

Description

Matters reported:

Report on the business report, balance sheet and statement of income for the 51st business year (from April 1, 2002 to March 31, 2003).

The particulars of the above financial statements were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 51st business year

The proposition was approved and adopted as proposed. The dividend for the year was determined as ¥20 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Acquisition by the Company of its own shares

The proposition was approved and adopted as proposed.

Proposition No. 4: Election of seven Directors

The proposition was approved and adopted as proposed. Messrs. Tetsuro Funai, Motoaki Yasumura, Masao Suwa, Akira Yokouchi, Tetsuo Funai and Mitsuo Yonemoto, six of all, were reelected as Directors and Mr. Junzo Kawasaki was newly elected and each of them assumed office.

Proposition No. 5: Election of two Statutory Auditors

The proposition was approved and adopted as proposed. Messrs. Yasushi Ogino and Osamu Kataoka were reelected as Statutory Auditors and each of them assumed office.

Proposition No. 6: Election of Account Auditors

The proposition was approved and adopted as proposed. ChuoAoyama Audit Corporation was elected as account auditors and assumed office.

Proposition No. 7: Issuance of new share subscription rights to parties other than shareholders on specifically favorable conditions

The proposition was approved and adopted as proposed.

Proposition No. 8: Granting of retirement gratuities to the retiring Directors

The proposition was approved and adopted as proposed.

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It is to be added that at the meeting of the Board of Directors held after the close of the Ordinary General Meeting of Shareholders, the following Representative Director and Directors with specific titles were elected and assumed office:

President and Representative Director:	Tetsuro Funai
Senior Managing Director:	Motoaki Yasumura
Senior Managing Director:	Masao Suwa

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